BUFFALO GOLD LTD.
Suite 880, 609 Granville Street, Vancouver, BC, Canada V7Y 1G5
Phone: 604-685-5492 Fax: 604-685-6940

                                                                                         NEWS RELEASE

January 25, 2005 - Buffalo Gold Ltd. (NEX: BUF) is pleased to report that it completed a private placement financing of 2,480,000 common shares at a price of US$0.05 per share to raise gross proceeds of US$124,000.

A finder's fee of 190,000 common shares was paid to Damien Reynolds in connection with the private placement.

The proceeds from this placement will be used to fund general and administrative expenses and to fund due diligence costs on potential acquisitions.

On behalf of the Board of Directors of
BUFFALO GOLD LTD.

"John V. Tully"

John V. Tully, President

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN